Mail Stop 3561

November 27, 2006

Mr. Arthur Spector
Chairman of the Board, President and Chief Executive Officer
Millstream II Acquisition Corporation
435 Devon Park Drive, Building 400
Wayne, Pennsylvania 19087

> **Re:** **Millstream II Acquisition Corporation**
> **Amendment 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 17, 2006**
> **File No. 000-51065**

Dear Mr. Spector:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please update the Schedule 14A to reflect the information contained in the 8-K filed on November 20, 2006. Provide clear disclosure throughout the proxy statement of the potential risks to the company and investors. We may have

further comment.

2.   We note that the amendment to the merger agreement makes reference to what happens in the event the acquisition of Sprinturf occurs in the fiscal year 2007. Please explain this reference in light of the requirement that the 24 month time period for completing the acquisition will end on December 23, 2006. Further, discuss the impact this definitive requirement from the Form S-1 may have upon the adjournment proposal. We may have further comment.

Summary, page 9

3.   We note your response to comment seven of our letter dated November 6, 2006 that the basis for the belief that Sprinturf is third in the North American synthetic turf market is based upon published information regarding the number of square feet of synthetic turf installed in 2005. Provide a citation to this published information.

4.   We note your response to comment nine of our letter dated November 6, 2006 and we partially reissue the comment. Please disclose which applications are required to meet government and regulatory requirements and whether Sprinturf has received any of the necessary government or regulatory approvals for those applications.

5.   We note your response to comment 10 of our letter dated November 6, 2006 and we partially reissue the comment. You state on page 11 of amendment 2 that Mr. Julicher "may be deemed to be the beneficial owner of the shares received by his spouse, Mrs. Julicher, in the merger." Please revise to state that Mr. Julicher will be the beneficial owner. Refer to Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children").

6.   We note that the amendment to the merger agreement removed the indemnification and escrow agreement. Please clarify the reasons for this change and discuss the impact to the company and investors.

Risk Factors, page 24

7.   We partially reissue prior comment 12 of our letter dated November 6, 2006. We continue to note that the employment agreement will not be entered into until after the consummation of the merger. Provide clear disclosure throughout the proxy statement of the resultant risks to investors, as they will not know the material terms of any employment agreement at the time they vote on the merger proposal. Also, add a risk factor.

8.   We note the risk factor on page 27 discussing the credit facilities. Please add a separate risk factor regarding the continuing defaults of certain covenants.

9.   We note the risk factor relating to redemption of warrants on page 28. Please clarify the risk in greater detail in the subheading and in the narrative. Also, explain the reference to warrantholders being forced to sell the underlying common stock for less than fair value. The redemption would only appear to apply to outstanding warrants, rather than warrants that had been exercised.

10.   We note your response to comment 17 of our letter dated November 6, 2006 that the costs of dissolution and liquidation will be paid from the amount held in trust. Revise the risk factor subheading and narrative to clearly disclose the risk to investors. Also, as previously requested, state the current amount held outside the trust and the current amounts owed by the company.

11.   We note your response to comment 18 of our letter dated November 6, 2006 and we partially reissue the comment. You indicate that shareholders may potentially be liable for claims. Please explain when shareholders claims would be before creditors. We may have further comment.

12.   Please clarify in the risk factor on page 31 the obligation of the company to bring a claim against Mr. Spector. Revise similar disclosure on page 53. We note your supplemental response to comment 40 of our letter dated November 6, 2006 that Millsteam would have to bring a claim against Mr. Spector to enforce his liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary.

The Merger, page 37

13.   We partially reissue prior comment 20 of our letter dated November 6, 2006. State the date when Renthon was retained. If this date was before the IPO was completed, clarify whether disclosure was included in the prospectus. If this date was immediately after, clarify whether there was any communication, preliminary or otherwise, prior to the completion of the IPO. Also, clarify whether Renthon would have a claim against the company for the amount that is owed if the merger is not completed. We may have further comment.

14.   Please explain why an unusually high number of scheduled installations were delayed into future periods, resulting in less than expected third quarter results. Also, provide the basis for the belief that these results will not impact 2007 projected results because these are mostly one time events. Clarify the impact the increased installation costs had on the results and whether this was seen as a one time event or a continuing trend.

15.   We note the amendment to the merger agreement as a result of third quarter results. We also note the investigation disclosed in the Form 8-K filed on November 20, 2006. Please discuss the impact this has had upon your determination of the valuation of the transaction and the determination that the 80% test was met. We may have further comment.

16.   Disclose the "certain financial metrics" that will result in the payment of additional consideration in the merger agreement.

17.   Please explain how the determination will be made to pay in common stock rather than cash if paying in cash would cause the value of the common stock received by the Sprinturf shareholder to be less than 40% of the total value of the consideration received. Please clarify. Also, explain whether this means the entire amount would be paid in common stock or only a portion of the amount.

18.   Explain the "certain accounts receivable" for which Mrs. Julicher will receive cash equal to $.50 for every $1 collected within two years of the anniversary date.

Millstream II's Reasons for the Merger and Recommendation of the Millstream II Board, page 42

19.   We reissue prior comment 23 of our letter dated November 6, 2006. Please provide a comparison of the last fiscal year with the prior year and explain in greater detail the basis for the belief that the interim period results will continue.

20.   When discussing the cash that will be available to Sprinturf after the merger is completed, assuming minimum and maximum conversion, include a discussion of the cash after payments to be made upon completion of the merger transaction, such as the payments to Renthon and to Messrs. Carter and Musser.

21.   We note your response to comment 25 of our letter dated November 6, 2006 and we partially reissue the comment. We note the list of major competitors on page 91. Please provide the estimated market share attributable to each, if known.

Litigious Nature of Industry/Competitors, page 45

22.   Please provide updated disclosure with regard to the litigation with Fieldturf International, Inc.

23.   Please disclose any additional known challenges to Sprinturf's patent no. 5,976,645. Provide disclosure of the material risks arising from any challenges.

24.   It appears that an action was filed by WorldTurf against Sprinturf in Texas district court. Please provide disclosure of this matter or tell us why disclosure is

unnecessary.

Due Diligence Information Materials, page 47

25.   Please explain which set of projections were used to determine the valuation of
        the transaction, that the transaction is fair to investors, and that the 80% test was
        met. We note your references both to the aggressive projections and to a more
        conservative set of projections. Clarify when the more conservative set of
        projections was made. Also, revise the risk factor relating to the valuations, to
        make it clear that the projections were aggressive.

26.   We note your response to comment 33 of our letter dated November 6, 2006 and
        we reissue the comment. Please provide a detailed discussion of how the
        company determined the value of the transaction, and how the company
        determined that the 80% test was met. Provide a detailed discussion of the
        valuation method(s) used by the company. If the company did not determine a
        specific valuation or range of valuation for this transaction, provide a detailed
        discussion as to how you made the determination that the transaction was fair and
        that the 80% test was made. We may have further comment.

27.   We note your response to comment 34 of our letter dated November 6, 2006 and
        we partially reissue the comment. Please explain the calculation that resulted in
        an enterprise value of approximately $50 million.

Effect of Termination, page 63

28.   We reissue prior comment 43 of our letter dated November 6, 2006. It would
        appear that the schedule to the merger agreement relating to finders' fees would
        be a material schedule and should be filed with the merger agreement as an annex.
        If you do not believe it is material, provide a detailed analysis as to why and
        provide a copy of the annex supplementally.

Information About Sprinturf, page 80

General, page 80

29.   We partially reissue prior comment 47 of our letter dated November 6, 2006.
        Provide clear disclosure of any negative findings in the study by Dr. Mancino for
        all-rubber infill synthetic turf systems. Provide a copy of the Mancino report
        supplementally if not already provided.

Products, page 84

30.   Please name the one material supplier of fiber. Also, clarify whether any of the

several suppliers of rubber are material suppliers.

Product Development, page 87

31.   We note that Sprinturf acquired the two material patents. Disclose the
        transaction(s) whereby the patents were acquired. State when these patents were
        acquired and the party from whom they were acquired, as well as any affiliation
        with that party.

Marketing, page 89

32.   We note your response to prior comment 52 of our letter dated November 6, 2006.
        Please disclose the status of the "financial arrangement with an unrelated third
        party who agreed to reimburse Sprinturf the amount of the discount." We note
        the statement on page 93 that "Sprinturf believes this third party owes the
        company approximately $3.1 million for unpaid discounts." Add clear disclosure
        to this section that this reimbursement has not been made to date. Please disclose
        how Sprinturf intends to pursue this matter. State whether Sprinturf was
        reimbursed for any of the amount. Lastly, name the party who agreed to the
        reimbursement and state whether there was a written agreement.

Installation, page 89

33.   We note your response to prior comment 55 of our letter dated November 6, 2006.
        Please explain how the "strategic acquisition of the two patents relating to
        [Sprinturf's] synthetic turf systems" is related to Sprinturf's partnering "with its
        suppliers to jointly develop advanced synthetic turf technology." Please explain
        whether there are any agreements or financial arrangements between Sprinturf
        and its suppliers regarding the joint development of advanced turf technology.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 93

34.   Please explain how you determined the minimum amount of cash that will be
        available to the combined company. Also, provide a more detailed discussion of
        the debt that may be required to be repaid from the cash. Provide clear disclosure
        throughout the proxy statement when referring to the minimum cash amount.

35.   We note your response to comment 61 of our letter dated November 6, 2006.
        You state on page 94 that "…Sprinturf believes it can sell its products at full price
        to customers it may have offered discounts to historically." Please provide the
        basis for the statement. Explain why sales might not decrease as a result of
        elimination of the discounts.

Contingencies, page 102

36.   We note the discussion of the litigation involving the pet day care facility on page
        102. This would appear to be a material litigation that should be included in the
        table on page 45 and the discussion on page 92, or explain why the addition is
        unnecessary.

Directors and Management of the Combined Company Following the Merger, page 118

37.   We partially reissue comment 68 of our letter dated November 6, 2006. Disclose
        the amount of time Mr. Spector will devote to Sprinturf, in addition to the percent
        of time.

38.   We note your response to comment 72 of our letter dated November 6, 2006.
        Briefly describe the facts and circumstances surrounding the 2002 plea of *nolo
        contendere*.

39.   Disclose when Mr. Levine commenced his employment with Specialty Services
        Corp. Provide the month and date for beginning and ending employment with
        The Sales Factor. Provide the business activity from the end of employment with
        The Sales Factor in 2003 and April 2004.

Warrants and purchase option, page 132

40.   We note your revised note 5- Stockholders' equity, page F-29 in response to our
        prior comment 82 of our letter dated November 6, 2006. However, as stated in
        our prior comments, please revise your description of the warrants in this section
        consistent with your notes and warrant agreement to disclose that (i) in no event
        will you be required to net cash settle the warrant exercise or UPO, (ii) the
        warrants and UPO will not be exercisable unless there is an effective registration
        statement with respect to the common stock underlying the warrants and (iii) if a
        registration statement is not effective for the common stock underlying the
        warrants and UPO, the warrants and UPO may expire worthless.

41.   Please revise to file the "Warrant Clarification Agreement" and "Amendment to
        Underwriter Purchase Options" as Exhibits.

Specialty Surfaces International, Inc. d/b/a Sprinturf and Empire & Associates, Inc.

Financial Statements for the Year Ended December 31, 2005 and 2004

Note 8- Commitments and contingencies, F-12 and Legal proceedings, page 92

42.   We note you have included disclosures of a range of loss related to only one

lawsuit in response to comment 77 of our letter dated November 6, 2006. Please revise to clarify the likelihood of the future outcome (see paragraph 3 of SFAS 5).

43.   In addition to our comment above, we note several litigations discussed here and in MD&A. Please revise to provide an estimate of possible loss or range of loss or state such estimate cannot be made (consistent with the guidance of SFAS 5) and discuss the likelihood of the future outcome (see paragraph 3 of SFAS 5) with regard to **each of the legal proceedings.** In addition, as stated in our prior comment 58, expand your discussions in MD&A accordingly.

Note 8- Other, F-13

44.   We note your revised disclosures relating to 2005 in response to comment 78 of our letter dated November 6, 2006. However, please revise to provide the discounts you have offered to customers, discounts that were paid and the balance of discounts payable and the discounts reimbursed by the third party **for all the periods presented.**

Specialty Surfaces International, Inc. d/b/a Sprinturf and Empire & Associates, Inc.

Interim Financial Statements for the Nine Months Ended September 30, 2006

General

45.   Considering the significant change in your common stock outstanding, please revise to include a statement of shareholders' deficit. In addition, please add a footnote explaining the changes in equity.

Millstream II Acquisition Corporation financial statements for the nine months ended September 30, 2006

Note 7- Merger, F-38

46.   It appears that the terms of the merger agreement disclosed here has not been revised consistent with the revised terms discussed in "Summary of the material terms of the merger" on page 1 and elsewhere. Please revise or advise.

General

47.   Please revise the interim financial statements of Sprinturf and Millstream II to conform to any changes made in the annual financial statements as a result of our comments above.

Other Exchange Act Filings

48.   Please revise your other Exchange Act reports to comply with the comments above, as applicable.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Raj Rajan at 202-551-3388 or Hugh West at 202-551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pam Howell*,* who supervised the review of your filing, at (202) 551-3357, with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director
                                                Office of Emerging Growth
                                                Companies

cc: Ronald Albert, Esq.
        Miriam Alfonso de Oliveira, Esq.
        Fax (305) 995-6398